

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2008

Via U.S. Mail

Mr. William Backer, Chief Executive and Chief Financial Officer
Telemetrix Inc.
6650 Gunpark Drive, Suite 100
Boulder, CP 80301

      RE: **Telemetrix Inc.**
             Form 10-KSB/A for the year December 31, 2007
             Filed September 17, 2008
             File no. 0-14724

Dear Mr. Backer:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                              Sincerely,

                              Terry French
                              Accountant Branch Chief